Charron Favreau, S.P.C.



ANNUAL REPORT

4682 Calle Bolero

Camarillo, CA 93012

(818) 326-5916

http://chareau.us/

This Annual Report is dated April 30, 2024.

BUSINESS

Charron Favreau S.P.C. is a beverage company that produces craft spirits in Camarillo, CA. We operate our own distilled spirits plant, produce and market spirits products, most notably Chareau Aloe Liqueur, and sell those products to third party distributors and retailers across the United States. Our company was originally formed in 2011 as Charron Favreau LLC. Our licensing, IP, trademark, distribution contracts, leases, and many other material contracts are still in the name of Charron Favreau LLC. In 2019, Charron Favreau, S.P.C. was formed to further expand and develop our business as the parent company, and all Charron Favreau LLC members have signed over their shares on a 1:1 basis to Charron Favreau, S.P.C. Charron Favreau LLC now operates as a wholly owned subisidary.

Previous Offerings

Type of security sold: Equity
Final amount Sold: $296,872
Use of proceeds: Working Capital
Date: September 13, 2023
Offering exemption relied upon: Reg D 506(b)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $2,045,000.00
Number of Securities Sold: 2,045,000
Use of proceeds: Working Capital
Date: April 13, 2022
Offering exemption relied upon: Reg 506(b)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $605,000.00
Number of Securities Sold: 605,000
Use of proceeds: Working Capital
Date: August 18, 2021
Offering exemption relied upon: Reg 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,425,000.00
Number of Securities Sold: 2,736,101
Use of proceeds: Working Capital
Date: August 16, 2021
Offering exemption relied upon: Reg 506(b)

Type of security sold: Equity (Restricted Stock Unit)
Final amount sold: $74,964.00
Number of Securities Sold: 1,249,400
Use of proceeds: Working Capital
Date: August 13, 2021
Offering exemption relied upon: Reg 506(b)
Name: Common Stock

Type of security sold: Equity
Final amount sold: $243,350.34
Number of Securities Sold: 35,767
Use of proceeds: Working Capital
Date: November 23, 2020
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note Final amount sold: $233,298.00
Use of proceeds: Working Capital Date: June 18, 2020
Offering exemption relied upon: 506(b)
Name: Common Stock

Type of security sold: Equity
Final amount sold: $120,383.00 Number of Securities Sold: 26,678 Use of proceeds: Working Capital
Date: March 29, 2019
Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note Final amount sold: $135,000.00
Use of proceeds: Working Capital Date: January 31, 2019
Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note Final amount sold: $425,000.00
Use of proceeds: Working Capital
Date: December 31, 2017
Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note
Final amount sold: $175,000.00
Use of proceeds: Working Capital Date: August 30, 2018
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Results of Operations
Year ended December 31, 2023 compared to year ended December 31, 2022. Our financial statements and discussion factor in our entity Charron Favreau S.P.C. and our wholly owned subsidiary Charron Favreau LLC which has been in operation since 2011.

Revenue
Revenue for fiscal year 2023 was a record $1,688,716, up 19% compared to fiscal year 2022 revenue of $1,419,257. In 2023, the company continued testing and optimizing the Chareau brand messaging, marketing, and packaging for future growth.

Gross Margins
2023 gross profit was up $128k over 2022 gross profit. The company has been able to increase margins through manufacturing efficiencies and raw material costs stabilizing post-pandemic.

Expenses
The Company's expenses consist of, among other things, overhead, sales, marketing, and payroll. Expenses in 2023 were $2,122,730, compared to $2,832,618 in 2022, a reduction of $709,888. The Company was able to more efficiently grow sales while reducing expenses year over year leading to an increase in net income of $961,409.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $11,706.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Shareholders (non-related parties)
Amount Owed: $393,295.26.00 Interest Rate: 0%
Maturity Date: December 31, 2023
Loan repayment was attempted, but the recipient did not deposit the checks issued.

Creditor: U.S. Small Business Administration
Amount Owed: $787,748.15 Interest Rate: 3.75%
Maturity Date: April 09, 2050

Creditor: Black Olive
Amount Owed: $42,218.80

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kurt Charron
Kurt Charron's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder/CEO/President
Dates of Service: August, 2011 - Present
Responsibilities: Management of the company's day to day operations and resources, face of the company, and main point of contact for shareholders and corporate communications. Salary compensation is $135,000/year for 2023.
Position: Treasurer
Dates of Service: March, 2019 - Present
Responsibilities: Management of Corporate Fiscal Affairs
Position: Board Member
Dates of Service: March, 2019 - Present
Responsibilities: All corporate powers are exercised by or under the authority of, and the business and affairs of this Corporation shall be managed under the direction of, the Board of Directors.

Name: Garrett Scott Greenburg
Garrett Scott Greenburg's current primary role is with FarPoint Venture Law. Garrett Scott Greenburg currently services less than 5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Assistant Secretary
Dates of Service: March, 2019 - Present
Responsibilities: Assist the Secretary and CEO with corporate compliance. G. Scott Greenburg
is compensated hourly, through his firm Farpoint Venture Law, for his contributions. G. Scott Greenburg's primary job is at Farpoint Venture Law.
Position: Board Member
Dates of Service: September 2021 - Present
Responsibilities: All corporate powers are exercised by or under the authority of, and the business and affairs of this Corporation shall be managed under the direction of, the Board of Directors, except as otherwise provided by its Articles of Incorporation.
Other business experience in the past three years:
Employer: FarPoint Venture Law Title: Founder/Attorney
Dates of Service: April, 2017 - Present
Responsibilities: Legal Counsel. The Company has engaged the law firm, FarPoint Venture Law
PC, to serve as the Company's outside general counsel, which may include, annual compensation or consideration in excess of $120,000.

Name: Dan Gasper
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: September 2021 - Present
Responsibilities: All corporate powers are exercised by or under the authority of, and the business and affairs of this Corporation shall be managed under the direction of, the Board of Directors, except as otherwise provided by its Articles of Incorporation.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock Stockholder Name: Kurt Charron
Amount and nature of Beneficial ownership: 2,165,677 Percent of class: 36.16

Title of Class: Common Stock
Stockholder Name: Halliser CB2 LP
Amount and nature of Beneficial ownership: 2,736,101 Percent of class: 45.68

Title of Class: Series A Preferred Stock
Stockholder Name: Halliser CB2 LP
Amount and nature of Beneficial ownership: 2,650,000 Percent of class: 94.69

RELATED PARTY TRANSACTIONS

Name of Entity: Kurt Charron
Relationship to Company: Officer
Nature / amount of interest in the transaction: Outstanding Loan Receivable with $76,478 due
Material Terms: This loan has $76,478 due and is currently earning interest at 1%. Payment is due in lump sum on the earlier of a Change of Control or December 31, 2027

OUR SECURITIES

Common Stock
The amount of security authorized is 50,000,000 with a total of 5,988,837 outstanding.

Preferred Stock
The amount of security authorized is 5,497,000 with a total of 2,798,436 outstanding. What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution
Investors should understand the potential for dilution. The investor's stake ni a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only fi we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risks Related to Our Business Generally We have limited working capital and may need to raise additional capital in the future. Our capital needs in the future will depend upon factors such as our rate of growth, inventory requirements, market acceptance of our products and any other new products we launch, the success of our independent distributors and our production, marketing and sales costs. None of these factors can be predicted with certainty. We may need substantial additional debt or equity financing in the future for which we currently have no commitments or arrangement. We cannot assure you that any additional financing, if required, will be available or, even if it is available that it will be on terms acceptable to us. If we raise additional funds by selling securities, the ownership of our existing shareholders will be diluted. Any inability to obtain required financing could have a material adverse effect on our business, results of operations and financial condition. We expect to encounter risks and difficulties in sales and acceptance of our products frequently faced by early-stage companies in rapidly evolving markets. We face all of the risks and uncertainties encountered by a young business. You must consider our prospects in light of the risks, expenses, and difficulties frequently encountered by companies in an alcoholic beverage or spirits business. Demand and market acceptance for recently introduced products are subject to a high level of uncertainty and risk. Further, it is difficult to predict the market's future growth rate. The alcoholic beverage and spirits market is large, with the specialty organic segment comprised of many vendors. Our products are attempting to create a niche in the industry and may not achieve or sustain market acceptance. To address these risks, we must, among other things, maintain and expand our customer base; implement and successfully execute our business and marketing strategy; implement and upgrade the technology and systems that we use to process client and customer transactions and payments; respond to competitive developments; and attract, retain, and motivate qualified personnel. We cannot assure that we will successfully address these risks, and failure to do so could have a negative impact on our business, operating results and financial condition. Failure to raise capital in a timely manner will constrain our growth. Our projected growth requires us to execute our business plan to develop our brand, build our infrastructure and enhance our employee base, all of which require capital. If we experience difficulty or delays in raising the funds we need, it may delay our ability to execute our business plan. Additional future delays in obtaining funding may be caused by a combination of factors, including a general slowdown in funds available for private companies, stock market corrections that diminish the available capital pool, and our own inability to satisfy investment expectations of investors and the venture capital community about the value of investing in our industry, in general, and an investment in our securities, in particular. Future delays in obtaining funding in a timely manner will constrain or prevent our growth. We are at risk because we do not have a diversified merchandise mix. The great majority of our assets will be committed to developing and marketing a line of products in a single industry under a single brand. Accordingly, because we have few other assets or product lines that could spread the risk of investment, our profitability will depend on the success of our sales of products under our brand name and related product names. We may, at any time, elect to discontinue use of the Chareau brand name or change our products, services, or concepts. We have a name and logo that are not well known. Our ability to sell our products depends on the ready acceptance by the consuming public of a trade/brand name and logo and names and logos of its new products. Competitors have developed well-known trade/brand names and logos that have, and may continue to have, superior recognition in the relevant marketplace. There can be no assurance that our products will be well received by the consuming public and relevant markets. Seasonality may cause cash flow to vary from quarter to quarter. Seasonal factors typically influence retail demand for food products, which would impact sales through our direct and distributor customers, subsequently impacting our quarterly revenues and cash flows. We expect our quarterly operating results to fluctuate. We expect to experience significant fluctuations in future quarterly operating results due to a variety of factors, many of which are outside our control. As a result, quarterly comparisons of our operating results are not necessarily meaningful, and investors should not necessarily rely on the results of one quarter as an indication of our future performance. Factors that may negatively affect our quarterly operating results include: • frequency of repeat purchases by customers; • our ability to attract and retain talented sales employees; • the announcement or introduction of new or enhanced products by us or our competitors; • changes in our pricing policies or the pricing policies of our competitors; and • the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations, and infrastructure. Our quarterly gross margins also may be impacted by a number of different factors, including the mix of product revenues and the cost fluctuation of various product ingredients. Because our lack of operating history and the rapidly evolving nature of our industry make forecasting quarterly operating results difficult, we base our expenses in large part on our operating plans and future revenue projections. Most of our expenses are fixed in the short term, and it may be difficult to quickly reduce spending if revenues are lower than projected. Therefore, any significant shortfall in revenues would likely have an immediate and negative impact on our business, operating results, and financial condition. Our growth is dependent on the successful introduction of new products not well known in our markets, and we have limited access to independent market research. Products made with Aloe are relatively new to the United States market, and Aloe-based liqueur products are largely a new sub-category of products within the overall alcoholic beverage market. The Company's growth is dependent on the successful introduction of new products. New products bear a risk of not being able to penetrate into the market and require effort and investment in marketing to be able to obtain a place in the consumer's world. The Company has conducted limited consumer research of its products and due to capital constraints is unable to undertake or engage other entities to conduct market research for our products. Accordingly, beyond our limited success in the market to date, there is limited independent assurance that market demand exists for our products. We rely on third-party contract producers and packers of our products, and this dependence could make management of our marketing and distribution efforts inefficient or unprofitable. We depend on third-parties and contract producers and co-packers to produce our products. Although we have an established relationship with Montecito Spirts Co. for contract production that provides us with solid and predictable margins, as a small company we are at a competitive disadvantage in negotiation as to pricing and terms with larger contract providers. Competition for contract distilling, production and packers' business is tight, and this could make it more difficult for us to obtain new or replacement producers, or to locate back-up contract manufacturers or packers, in our various distribution areas, and could also affect the economic terms of our agreements with our contracting parties. The failure to establish and maintain effective relationships with contract producers for a distribution area could increase our production costs and thereby materially reduce profits realized from the sale of our products in that area. In addition, poor relations with any of our contract producers or co-packers could adversely affect the amount and timing of product delivered to our distributors for resale, which would in turn adversely affect our revenues and financial condition. As is customary in the contract packing industry for comparably sized companies, we are expected to arrange for our contract packing needs sufficiently in advance of anticipated requirements. To the extent demand for our products exceeds available inventory and the capacities produced by contract packing arrangements, or orders are not submitted on a timely basis, we will be unable to fulfill distributor orders on demand. Conversely, we may produce more product than warranted by the actual demand for it, resulting in higher storage costs and the potential risk of inventory spoilage. Our failure to accurately predict and manage our contract production requirements may impair relationships with our independent distributors and key accounts, which, in turn, would likely have a material adverse effect on our ability to maintain profitable relationships with those distributors and key accounts. Risks Related to the Specialty Alcoholic Beverage and Spirits Industries. Competition We have many current and potential competitors, many of whom have considerably greater financial and other resources than we do. There are many new competitive entrants every year. Further, if our products are successful, others will enter the market, which may draw our customers away from us or preclude us from obtaining any additional customers. In particular, there are a number of established alcoholic beverage and spirits operators the U.S., that sell comparable products and at any time could enter the market with new competing products based on Aloe. Our business is subject to many regulations and noncompliance is costly. The production, marketing and sale of food products, including contents, labels and packaging, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our financial conditions and operations. Any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations. We could be subject to product recalls, which could have a material adverse effect on our business. We source ingredients from a variety of suppliers, and although we have procedures to maintain quality assurance, defective or contaminated ingredients in our products or defects in our product packaging may require us to institute a costly and potentially damaging product recall. Our general liability insurance does not cover the costs of product recalls. Adverse publicity or claims that may be generated from bad or defective products may impact the ability to maintain our community and shareholder profile and image. Recent incidents involving other product and service providers have indicated that the risks due to adverse publicity (as in the case of tainted products) or claims for improper packaging or labeling may impact the ability to maintain our community and shareholder profile and image. Thus, any illness or injury or rumor of illness or injury related to our products or employees may cause negative publicity that may have a material adverse effect on us and the value of our securities. Claims arising from injury could require significant attention and resources and divert management from efforts to operate and expand the business. Moreover, although currently unpredictable, negative publicity concerning other activities or incidents in connection with our operations or employees could have a material adverse impact on us and the value of our securities. For a significant portion of our business, we sell through and rely on distributors which we do not control and which we are dependent upon for performance. Their performance could affect our ability to efficiently and profitably distribute and market our products, to maintain our existing markets and to expand our business into other geographic markets. Our ability to establish a market for our unique brands and products in new geographic distribution areas, as well as maintain and expand our existing markets, is in many cases dependent on our ability to establish and maintain successful relationships with reliable independent distributors strategically positioned to serve those areas. We do not control our distributors and poor distributor performance could affect our ability to efficiently and profitably distribute and market our products. Many of our larger distributors sell and distribute competing products, including other natural and organic alcohol products, and our products may represent a small portion of their business. To the extent that our distributors are distracted from selling and supporting our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and profitability will be adversely affected, and we may be unable to maintain our existing markets and to expand our business into other geographic markets. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors, many of which are outside our control. Some of these factors include; • the level of demand for our brands and products in a particular distribution area, • our ability to price our products at levels competitive with those offered by competing products, and • our ability to deliver products in the quantity and at the time ordered by distributors. We may not be able to meet all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our distributors in that particular geographic area, thus limiting our ability to expand our market, which will likely adversely affect our revenues and financial results. Because our customers and distributors are not required to place minimum orders with us, we need to carefully manage our inventory levels, and it is difficult to predict the timing and amount of our sales. Our direct customers and distributors are not required to place minimum monthly or annual orders for our products. In order to reduce inventory costs, independent distributors endeavor to limit the inventories of our products which they hold at their warehouses and distribution centers. Accordingly, there is no assurance as to the timing or quantity of purchases by any of our direct customers or independent distributors or that any of our customers or distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. We cannot accurately predict the sales volumes of our customers or distributors. We are subject to many federal, state and local laws with which compliance is both costly and complex. The alcohol industry is subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation, those relating to building and zoning requirements and those relating to the preparation and sale of food. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards. We are subject to federal and state laws governing our relationships with employees (including the Fair Labor Standards Act of 1938, the Immigration Reform and Control Act of 1986 and applicable requirements concerning the minimum wage, overtime, family leave, working conditions, safety standards, immigration status, unemployment tax rates, workers' compensation rates and state and local payroll taxes) and federal and state laws which prohibit discrimination. As significant numbers of our associates are paid at rates related to the applicable minimum wage, further increases in the minimum wage or other changes in these laws could increase our labor costs. Our ability to respond to minimum wage increases by increasing menu prices will depend on the responses of our competitors and customers. There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a HACCP approach may now be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the FSMA, signed into law in January 2011, granted the FDA new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. Although restaurants are specifically exempted from or not directly implicated by some of these new requirements, we anticipate that the new requirements may impact our industry. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business. In March 2010, the United States federal government enacted comprehensive health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded and imposes new and significant taxes on health insurers and health care benefits. The legislation imposes implementation effective dates that began in 2010 and extend through 2020, and many of the changes require additional guidance from government agencies or federal regulations. To date, we have not experienced material costs related to such legislation. However, due to the phased-in nature of the implementation and the lack of interpretive guidance, it is difficult to determine at this time what impact the health care reform legislation will have on our financial results. Possible adverse effects could include increased costs, exposure to expanded liability and requirements for us to revise the ways in which we provide healthcare and other benefits to our employees. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our shops if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings. Risks of Investing in a Private Company and of this Investment We are largely dependent on the services of our founders. Our management will be dependent, to a large degree, on the services of Kurt Charron, the company's founder. Loss of his services could have a material adverse effect on our business because a qualified replacement may be difficult or impossible to retain. The Board of Directors will control the Company. Control of the Company will remain with our present management and board of directors. Accordingly, no investors should purchase any of the securities offered hereby unless they are willing to entrust us with all decision-making. Further, there is nothing to preclude any officer or director from resigning at any time and withdrawing from active participation in the business. We are a Social Purpose Corporation and our Board of Directors will consider factors other than what is in the best interests of the Company and its shareholders in decision making, which may result in a diminution of the value of our securities. As a Social Purpose Corporation we are a for profit corporation and have authority to act and maintain our business as any other corporation, with the added feature that we are organized to carry out our business in a manner intended to promote positive short-term or long-term effects of, or minimize adverse short- term or long-term effects of, the corporation's activities upon any or all of: (a) the corporation's employees, suppliers, or customers; (b) the local, state, national, or world community; or (c) the environment. The specific social purposes for which this corporation is organized (collectively, the "Specific Social Purposes") are to support education regarding craft and local liqueur processing, and development of best practices in organic production and beverage processing, including but not limited to actions and economic support to: (a) education about the importance of craft and local liqueur processing; (b) the advancement of low carbon footprint packaging and corporate activities; and (c) economic and social assistance to organizations with similar goals or objectives. If, in our decisions, actions are taken in accordance with the foregoing, such decisions may result in a decrease in our sales or profits or the value of our securities. We have made projections as to future performance that only reflect our best knowledge and those projections are based on assumptions and will not likely match actual performance. Our projected financial information provided to prospective investors is limited to presenting, to the best of management's knowledge and belief, pro forma financial forecasts or projections. The forecasts and projections are based on management's judgments and are meant to provide potential investors with an estimation of our sales activities through direct retail and distribution accounts, and not to project our actual anticipated results during any particular time frame. In particular, the projections do not take into account larger shipments to new customers at various points throughout the year. Our actual results will vary from the projections, and such variations may be material. We must control our costs and product supply to be profitable. It is critical to our success that we develop a rapid and reliable supply of raw materials, packaging and products in order to achieve the product cost expectations and financial projections as set forth in these materials. Although we believe that we can source all our product needs from a variety of suppliers, brokers and growers, there can be no assurance, at this time, that production costs we have assumed will allow the margins to fall within our forecasted range. We maintain limited liability insurance coverage. Although we carry general liability insurance and $2,000,000 in product liability insurance, such insurance may not be sufficient to cover any potential liability. Our insurance does not cover the primary cost of product recalls. If our insurance is insufficient to pay for claims or recalls, and we are held liable, we could be liable for a large sum of money in excess of our liability coverage. If we cannot pay the judgment and become insolvent, or do not have the funds to defend a lawsuit, we could be forced to stop doing business. We face a number of uninsured risks, any one of which could harm our business The Company will maintain limited business interruption insurance. We may not maintain insurance against all losses we suffer or liabilities we incur because of our operations. This could be because insurance is unavailable, we do not have the financial resources to acquire the insurance, or because we have elected not to purchase insurance. If we suffer a loss that is not covered by insurance or that exceeds the amount of our insurance coverage, we may be forced to cease operations. We will need to hire and train additional key personnel and failure to find and hire such personnel could constrain our growth. As the Company grows it will need additional personnel. Our success will depend, in part, upon our ability to attract and retain qualified employees. If we are unable to engage and retain the necessary personnel, our business would be materially and adversely affected. We maintain broad discretion with respect to the use of the offering proceeds. We maintain broad discretion with respect to the use of proceeds from this Offering. As such the Board of Directors may amend the use of the proceeds without your approval. Moreover, the net proceeds from this Offering are allocated for product support, inventory and for working capital, the expenditure of which will be at the discretion of the Board of Directors. We will have the right to issue additional shares which would dilute the interests of existing shareholders. We have the power to issue more shares without shareholder approval. We may in the future attempt to issue more shares to raise funds. To the extent we raise additional capital by issuing equity or securities convertible into equity, ownership dilution to our shareholders will result and this dilution may be severe. We have agreed to provide indemnification of officers and directors. Our Articles of Incorporation, Bylaws and organizational materials provide that we may indemnify any director, officer, agent and/or employee for liabilities as are specified by law. We have entered into and intend in the future to enter into indemnification agreements with each of our officers and directors. Further, we may purchase and maintain insurance on behalf of any of them whether or not we have the power to indemnify such person against the liability insured against. This could result in substantial expenditures by us and prevent us from recovering from our officers, directors, agents and employees for losses incurred by us as a result of their actions. State corporate statutes and organizational materials under certain circumstances provide for indemnification of the Company's officers, directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided is contained herein, but this description is qualified in its entirety by reference to the Company's Articles of Incorporation and agreements entered into with our officers and directors. In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified. The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest and have not been adjudged liable for negligence or misconduct. Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of shareholders or directors. The statutory provision cited above also grants the power to the Company to purchase and maintain insurance which protects its officers and directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Company. Our licensed trademarks may not provide adequate protection. We have completed registration of the name Chareau in multiple classes as a registered trademark in the USA and have filed for trademark registration of the tag phrase "The Lighter Spirit" in the United States and we may file in other jurisdictions. The limited trademark research the Company has done indicates there are no directly conflicting trademarks. There is no assurance, however, that third parties may not infringe on the licensed trademark if we are able to obtain one. In order to protect their licensed trademark rights, we may have to file lawsuits and obtain injunctions. If that occurs, we will have to spend large sums of money for attorney's fees in order to obtain the injunctions. Even if injunctions are obtained, there is no assurance that those infringing on the licensed trademarks will comply with the injunctions. Further, we may not have adequate funds available to prosecute actions to protect or to defend the trademarks, in which case those infringing on our licensed trademarks, if any, could continue to do so in the future. We do not anticipate paying dividends and unit holders will not earn current returns. We do not anticipate paying dividends on our equity securities in the foreseeable future. Future dividends will depend on our earnings and our financial requirements. If you believe you will have a need for immediate income from the Company's equity securities, you should not purchase our securities. You are buying restricted securities. You are buying a restricted security as that term is defined in Rule 144 of the Securities Act of 1933. As such you may not transfer the Shares for a period of one year and thereafter you may only transfer the shares in compliance with Rule 144. FOR ALL OF THE AFORESAID REASONS AND OTHERS SET FORTH HEREIN, THE PURCHASE OF THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN THE SHARES OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS MEMORANDUM. THE SHARES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO ABSORB A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY AND HAVE NO NEED FOR A RETURN ON THEIR INVESTMENT. Risks Related to the Sale of Securities If you sell your securities you will lose the benefit of future appreciation. The risks previously enumerated pertain to the value of our securities and the risks of retaining those securities. Any holders of our equity securities who sell their securities will receive cash and lose the opportunity for future appreciation of the securities or options sold. The valuation of our business going forward is highly uncertain. While you must consider our business and prospects in light of the aforementioned risks and difficulties we encounter in our markets, you should also consider the upside and downside opportunities that exist in holding our securities. In the food and alcoholic beverage and spirits industry, recent transactions have been completed for sales prices that imply both higher and lower business and securities valuations than reflected in the price offered. Market valuations also vary greatly depending on the overall market environment, target companies' size, product differentiation, revenue growth, profitability and numerous other factors. Additionally, the valuation contemplated herein is for a minority investment and not an outright sale of the Company. An outright sale could potentially yield a higher valuation than a minority investment due to the premium placed on transfer of control. We have not undertaken a comprehensive market evaluation to find the best valuation in a fulsome control or liquidity event (e.g. outright sale or initial public offering). It is difficult to predict with any assurance the future appreciation or depreciation in our equity value. The rapidly evolving nature of the markets in which we sell our products and services, as well as other factors that are beyond our control, reduce our ability to accurately evaluate our future prospects or performance. Risks Related to Disgruntled Holders of Company Shares Company shareholders who were repaid funds due on prior loans but have left repayment checks uncashed, and that have engaged counsel to investigate unspecified claims, have taken actions that the Founder believes has, or may cause, future risks and/or damage to the Company. Such actions may have a negative impact on the Company through incurrence of legal fees and other expenses, negative publicity from the shareholder's past and current conduct, harassment and defamation of the Founder and/or other Company employees and partners, harassment and defamation of the brand both publicly and privately through channels including, but not limited to, Company meetings, social media, press, and/or in-person dialogue, all of which could have a material adverse effect on the Company, its operation and financial prospects.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2024.

Charron Favreau, S.P.C.

By   /s/ *Kurt Charron*

    Name: Charron Favreau, S.P.C.

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Charron Favreau
Profit & Loss
January 2022 through December 2023   **Accrual Basis**

	Jan - Dec 22	Jan - Dec 23	TOTAL
Ordinary Income/Expense			
Income	1,419,256.68	1,688,715.55	3,107,972.23
Cost of Goods Sold	656,383.62	798,137.00	1,454,520.62
Gross Profit	762,873.06	890,578.55	1,653,451.61
Expense			
6000 · Mktg Expenses	522,856.28	321,596.82	844,453.10
6200 · Sales Expense	336,373.87	39,083.78	375,457.65
6300 · Staff Expenses	1,332,438.20	1,219,122.95	2,551,561.15
6500 · Overheads	640,949.32	542,926.20	1,183,875.52
Total Expense	2,832,617.67	2,122,729.75	4,955,347.42
Net Ordinary Income	-2,069,744.61	-1,232,151.20	-3,301,895.81
Other Income/Expense	-205,490.53	-81,674.76	-287,165.29
Net Income	**-2,275,235.14**	**-1,313,825.96**	**-3,589,061.10**

Charron Favreau
Balance Sheet
As of December 31, 2023

		Accrual Basis
	Dec 31, 22	**Dec 31, 23**
ASSETS		
Current Assets		
Checking/Savings	458,055.28	11,706.20
Accounts Receivable	161,898.35	132,136.90
Other Current Assets	1,128,625.03	740,773.06
Total Current Assets	1,748,578.66	884,616.16
Fixed Assets	149,344.28	103,424.12
Other Assets	27,143.98	27,143.98
TOTAL ASSETS	**1,925,066.92**	**1,015,184.26**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities	539,941.31	646,422.59
Long Term Liabilities	788,708.11	787,748.15
Total Liabilities	1,328,649.42	1,434,170.74
Equity	596,417.50	-418,986.48
TOTAL LIABILITIES & EQUITY	**1,925,066.92**	**1,015,184.26**

Charron Favreau
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	-2,275,235.14
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Net cash provided by Operating Activities	-2,275,235.14
INVESTING ACTIVITIES	-38,946.32
FINANCING ACTIVITIES	2,155,870.78
Net cash increase for period	-158,310.68
Cash at beginning of period	345,259.36
Cash at end of period	**186,948.68**

Charron Favreau
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	-1,313,825.96
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Net cash provided by Operating Activities	-1,313,825.96
INVESTING ACTIVITIES	45,920.16
FINANCING ACTIVITIES	297,462.02
Net cash increase for period	-970,443.78
Cash at beginning of period	458,055.28
Cash at end of period	**-512,388.50**

Charron Favreau

Statement of Stockholder Equity

As of December 31, 2023

	Preferred Stock		Common Stock		Accumulated Deficit	Total Stockholders Equity
	Shares	**Amount**	**Shares**	**Amount**		
Current (as of December 31, 2022)	2,650,000	$ 2,650,000	5,809,568	$ 3,157,593	$ -	$ 5,807,593
New Issuance	148,436	148,436	148,436	148,436	-	296,872
Conversion of Stock Options			30,833	1,550		1,550
Retained Earnings					(5,211,176)	(5,211,176)
Net Income 2023	-	-	-	-	(1,313,826)	(1,313,826)
December 31, 2023	2,798,436	$ 2,798,436	5,988,837	3,307,579	(6,525,002)	(418,986)

NOTE 1 – NATURE OF OPERATIONS

Charron Favreau S.P.C. was formed on February 11, 2019 ("Inception") in the State of WA. The financial statements of Charron Favreau S.P.C. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Camarillo, CA.

Charron Favreau S.P.C. is a spirits company based in Camarillo, CA that produces and markets beverage products in the United States. The primary product is Chareau - an all-natural, plant based spirit made with California Aloe. Products are sold through 3rd party distributors to bars, restaurants, and retail locations across the U.S.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from spirit sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
As of December 31, 2023 there was a Long Term liability of $787,748 due to the U.S. Small Business Administration. This note accrues interest at 3.75% and has a maturity date of April 09, 2050.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 50,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2023 the company has currently issued 5,988,837 shares of our common stock.

Preferred Stock
We have authorized the issuance of 5,497,000 shares of our preferred stock with par value of $0.0001. As of December 31, 2023 the company has currently issued 2,798,436 shares of our preferred stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There is an outstanding Loan Receivable with $76,478 due from the Founder/CEO Kurt Charron. The loan is currently earning interest at 1% and payment is due in lump sum on the earlier of a Change of Control or December 31, 2027.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through January 1, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Kurt Charron, the CEO of Charron Favreau, S.P.C., hereby certify that the financial statements of Charron Favreau, S.P.C. and notes thereto for the periods ending December 31, 2022 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Charron Favreau, S.P.C. has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 5, 2024.

 (Signature)

_____CEO_____ (Title)

_____04/05/24_____ (Date)

CERTIFICATION

I, Kurt Charron, Principal Executive Officer of Charron Favreau, S.P.C., hereby certify that the financial statements of Charron Favreau, S.P.C. included in this Report are true and complete in all material respects.

Kurt Charron

CEO